FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

October, 2011

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2011

Highlights for the Period

Summary

➢  Revenues for the nine-month period ended September 2011 decreased by 2.4% in relation to the comparable period in 2010 and reached Ch$ 1,803,980 million, as a result of a lower average sales price.

➢  Procurement and service costs increased by 4.5% to Ch$ 977,776 million due to the higher energy purchases of Ch$ 25,835 million and higher fuel costs of Ch$ 25,793 million.

➢  Physical energy sales rose by 2.0% as of September 2011, reaching 42.996 GWh sold, mainly explained by increases in Argentina and Peru.

➢  EBITDA totaled Ch$ 664,416 million, 15.6% lower than the Ch$ 787,585 million reported in 2010 (although lower than the -23.1% variation showed as of June 2011), mainly explained by higher energy purchases in Chile and the effect of the equity tax reform in Colombia.

➢  Net financial expense amounted to Ch$ 101,126 million, with an increase of Ch$ 8,779 which is mainly explained by foreign exchange rate variations, which amounted to a loss of Ch$ 6,464 million in 2011, compared to a gain of Ch$11,691 million as of 2010.

➢  Related companies results reached Ch$ 90,136 million, 33.4% higher than the previous period, mainly due to better results in both Endesa Brasil and GNL Quintero.

➢  Earnings attributable to the shareholders of Endesa Chile amounted to Ch$ 278,006 million, 20.9% lower than the same period in 2010.

Performance by country

➢  In Chile, EBITDA fell by Ch$ 111,353 million, mainly due to:

•          Lower energy sales by Ch$ 54,025 million mainly due to lower hydraulic availability resulting in lower spot market sales.

•          Increased energy purchases of Ch$ 62,675 million, partially offset by lower fuel costs of Ch$ 16,596 million and lower transportation costs of Ch$ 17,666 million.

➢  In Colombia, EBITDA decreased by Ch$ 23,736 million, mainly due to:

•          Increase in other fixed operating costs of Ch$ 38,976 million, due to the one-time effect of the equity tax reform in Colombia which implied booking on January 1, 2011 the entire amount of this tax payable in the four‑year period 2011-2014.

•          Lower energy sales of Ch$ 24,867 million due to a reduction of 5.0% in the average energy sales price and a 1.4% decline in physical sales.

•          These factors were partly offset by lower energy purchases of Ch$ 39,881 million, and reduced fuel costs of Ch$ 2,871 million, reflecting lower thermal generation in the period offset by higher hydro generation.

➢  In Peru, EBITDA rose by Ch$ 21,455 million due to:

•          Increased energy sales of Ch$ 15,193 million mainly explained by 10.6% growth in physical sales.

•          Lower payroll expenses of Ch$ 9,724 million.

•          Partially offset by higher fuel costs of Ch$ 2,095 million and higher transportation costs of $ 1,896 million due to an increase in Edegel’s thermal generation.

➢  In Argentina, EBITDA declined by Ch$ 9,536 million due to:

•          Higher fuel costs of Ch$ 43,166 million and higher transportation costs of $ 3,896 million, primarily related to greater thermal generation.

•          Increased payroll expenses of Ch$ 4,198 million.

•          These factors were partly offset by higher energy sales of Ch$ 44,989 million due to an increase of 7.4% in physical sales related to increased thermal generation, which resulted in 9.1% higher sales to the spot market, additionally favored by a recovery of 7.3% in the average energy sales price.

FINANCIAL SUMMARY

➢  Consolidated debt amounted US$ 4,005 million as of September 30, 2011, 2.2% higher than the previous period.

➢  Average interest rate increased from 7.5% to 8.7% in line with the increase of interest rates in international markets. In addition, there was a significant effect on rates due to inflation, as Endesa Chile has local bonds denominated in UF.

➢  The financial expenses coverage ratio decreased from 7.87 to 5.97 times.

➢  Liquidity, a key factor for our financial management, continues to show a solid position on a consolidated basis, as shown below:

•          Committed credit lines: US$ 489 million available in the local and international markets.

•          Uncommitted credit lines: US$ 1,033 million available in the capital markets in which we operate.

•          Cash and cash equivalents: US$ 540 million.

➢  Coverage and protection:

Endesa Chile has continued to maintain a strict control over its liquidity, both at the parent and subsidiary levels, through the use of hedging instruments to protect the cash flows from risks arising from fluctuations in exchange and interest rates. The following is a detail of the derivative instruments used as of September 30, 2011:

•          Interest-rate swaps from variable to fixed rates for US$ 275 million.

•          Cross-currency swaps for US$ 404 million (UF/USD partial coverage for Chilean bonds) and forwards for US$ 222 million, in order to reduce exchange rate risk.

These instruments are constantly evaluated and adjusted according to relevant macroeconomic variables, in order to obtain more efficient levels of protection.

Market Summary

➢  The Chilean Stock Exchange’s index for the most important 40 shares, “IPSA”, has shown a decrease of 19.04% in the last 12 months, which has been consistent with the global economic scenario and the behavior of the principal stock exchanges worldwide:  Bovespa: -25.49%; Colcap: -10.30%; Merval: -7.11%; IBEX: -18.22%; UKX: -8.30%; FTSE 250: -7.30%; and S&P 500: -1.29% (all yields measured in local currencies).

➢  Endesa Chile’s share price has decreased during last 12 months. The price as of September 30, 2011 was Ch$752.9, which represents a -14.73% decrease in relation to October 1, 2010, when the price was Ch$882.9. This low performance is explained mainly by the negative global economic scenario and also by the drought that affected Chile this year.

➢  During the last 12 months, Endesa Chile’s ADS has lost 21.94% of its value. The price fell from US$55.5 on October 1, 2010, to US$43.3 on September 30, 2011, also affected by the Chilean Peso devaluation against US Dollar during the last 12 months.

➢  During the last twelve months, Endesa Chile continued to be among the most actively traded companies in the local stock market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 11.4 million.

                                                                       Source: Bloomberg

Risk Rating Classification Information

➢  Endesa Chiles’ current ratings are supported by our well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. Endesa Chile’s geographic diversification in Latin America provides us a natural hedge against different regulations and weather conditions. Most of our operating subsidiaries are financially strong and have leading market positions in the countries where we operate.

➢  On the other hand, on April 25, Moody's upgraded the senior unsecured rating of Endesa Chile from Baa3 to Baa2 with stable outlook. Recently, on July 15, 2011, Feller Rate confirmed the “AA” local rating of Endesa Chile’s bonds, shares and commercial papers program. Rating perspectives continue to be “Stable”.

➢  The current international risk ratings are:

Endesa Chile	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

➢  The domestic ratings (for securities issued in Chile) are:

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

Table of Contents

Table of Contents	5
General Information	6
Simplified Organizational Structure	6
Market Information	7
Equity Market	7
Debt Market	9
Consolidated Income Statement Analysis	10
Net Income	10
Operating Income	11
Net Financial Result	11
Other Results and Taxes	11
Consolidated Balance Sheet Analysis	12
Assets	12
Liabilities and Shareholder’s Equity	13
Debt Maturity with Third Parties	14
Evolution Of Key Financial Ratios	15
Consolidated Statements of Cash Flows Analysis	16
Cash Flow Received From Foreign Subsidiaries by Endesa Chile	17
Capex and Depreciation	17
Argentina	18
Chile	20
Colombia	22
Peru	24
Main Risks associated to the activities of Endesa Chile	25
Sustainability and the Environment	29
Book Value and Economic Value of Assets	30
Operating Income by Subsidiary	31
MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES	32
MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES	33
MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES	33
Brazil	34
Conference Call Invitation	38

General Information

(Santiago, Chile, Wednesday 26, October 2011) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the nine-month periods ended September 30, 2011 and 2010. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to the period between September 30, 2010 and September 30, 2011.

Figures as of September 30, 2011 are additionally translated into US dollars, merely as a convenience translation, using the exchange rate of US$1 = Ch$ 521.76 as of September 30, 2011 for the Balance Sheet, and the average exchange rate for the period of US$1 = Ch$ 474.35 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

Endesa Chile’s consolidated financial statements for such period include all of its Chilean subsidiaries (*), as well as its jointly-controlled companies or affiliates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A.), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

In the following pages you will find a detailed analysis of financial statements, and a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of September 30, 2010.

*    Endesa Chile’s subsidiaries in Chile are Endesa Eco, Celta, Pangue, Pehuenche, San Isidro, Ingendesa, Enigesa and Túnel El Melón.

Simplified Organizational Structure

# ENDESA CHILE

## Direct and Indirect Economic Interest

### ARGENTINA

| | Business | Ownership |
|---|---|---|
| Costanera | Gx | 69.8% |
| El Chocón | Gx | 65.4% |
| Term Manuel Belgrano | Gx | 13.9% |
| Term. José de San Martín | Gx | 13.9% |

### BRAZIL

| | Business | Ownership |
|---|---|---|
| *Endesa Brasil* | Gx, Dx, Tx | 38.9% |
| Cachoeira Dourada | Gx | |
| Fortaleza | Gx | |
| Ampla | Dx | |
| Coelce | Dx | |
| CIEN | Tx | |

### CHILE

| | Business | Ownership |
|---|---|---|
| Endesa ECO | Gx | 100.0% |
| Celta | Gx | 100.0% |
| Pangue | Gx | 95.0% |
| Pehuenche | Gx | 92.7% |
| San Isidro | Gx | 100.0% |
| GasAtacama | Gx | 50.0% |
| Hidroaysén | Gx | 51.0% |
| GNL Quintero | Ox | 20.0% |
| GNL Chile | Ox | 33.3% |

### COLOMBIA

| | Business | Ownership |
|---|---|---|
| Emgesa | Gx | 26.9% |

### PERU

| | Business | Ownership |
|---|---|---|
| Edegel | Gx | 62.5% |

Market Information

Equity Market

New York Stock Exchange (NYSE)

The chart below show the performance of Endesa Chile’s American Depositary Share (“EOC”), compared to the Dow Jones Industrials and the Dow Jones Utilities indexes for the last 12 months, as well as the daily average trading volume, both in NYSE.

ADS return for the period in US$: -21.9%

 EOC - Stock price evolution compared to Dow Jones and Dow Jones Utilities

Source: Bloomberg

Santiago Stock Exchange (BCS) - Chile

The charts below show the performance of Endesa Chile’s Chilean stock price over the last 12 months compared to the Chilean Selective Share Price Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchanges.

Chilean stock price return for the period in Chilean pesos: -14.7%

Daily Average Transactions Volume
Santiago Stock Exchange and Chilean Electronic Exchange

Source: Bloomberg

Madrid Stock Exchange (Latibex) - Spain

The chart below show Endesa Chile’s share price (“XEOC”) over the last twelve months compared to the local Stock Index (IBEX), as well as the average daily trading volume in the Latibex.

Return for the period: -18.9%

XEOC - Stock price evolution compared to IBEX

Source: Bloomberg

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of three of our Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) IShares Iboxx Investment Grade Corporate Bonds Fund Index is an exchange traded fund incorporated in the United States. The Index measures the performance of certain investment grade corporate bonds.

Consolidated Income Statement Analysis

Net Income

Net Income attributable to Endesa Chile’s shareholders as of September 2011 was Ch$ 278,006 million, representing a 20.9% decrease over the same period of 2010, which was Ch$ 351,525 million.

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	9M 2010	9M 2011	Var 9M2010-9M2011	Chg %	9M 2011
Sales	1,816,390	1,791,612	(24,778)	(1.4%)	3,776,983
Energy sales	1,778,444	1,759,733	(18,711)	(1.1%)	3,709,778
Other sales	10,746	5,787	(4,959)	(46.1%)	12,199
Other services	27,200	26,092	(1,108)	(4.1%)	55,006
Other operating income	32,870	12,368	(20,502)	(62.4%)	26,073
Revenues	1,849,260	1,803,980	(45,280)	(2.4%)	3,803,056

Energy purchases	(186,874)	(212,709)	(25,834)	(13.8%)	(448,421)
Fuel consumption	(547,125)	(572,918)	(25,794)	(4.7%)	(1,207,797)
Transportation expenses	(164,716)	(155,880)	8,836	5.4%	(328,618)
Other variable costs	(37,284)	(36,269)	1,014	2.7%	(76,461)
Procurements and Services	(935,999)	(977,776)	(41,778)	(4.5%)	(2,061,297)

Contribution Margin	913,261	826,203	(87,058)	(9.5%)	1,741,759

Other work performed by entity and capitalized	6,655	7,297	642	9.7%	15,383
Employee benefits expense	(55,119)	(54,162)	957	1.7%	(114,181)
Other fixed operating expenses	(77,211)	(114,923)	(37,712)	(48.8%)	(242,275)
Gross Operating Income (EBITDA)	787,585	664,416	(123,170)	(15.6%)	1,400,686
Depreciation and amortization	(151,052)	(129,427)	21,625	14.3%	(272,852)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(307)	(4,327)	(4,020)	n/a	(9,121)
Operating Income	636,227	530,662	(105,565)	(16.6%)	1,118,713

Net Financial Income	(92,347)	(101,126)	(8,779)	(9.5%)	(213,188)
Financial income	7,705	10,185	2,480	32.2%	21,472
Financial costs	(108,658)	(100,967)	7,691	7.1%	(212,853)
Gain (Loss) for indexed assets and liabilities	(3,086)	(3,880)	(794)	(25.7%)	(8,180)
Foreign currency exchange differences, net	11,691	(6,464)	(18,155)	(155.3%)	(13,626)
Gains	24,373	12,339	(12,034)	(49.4%)	26,012
Losses	(12,682)	(18,802)	(6,121)	(48.3%)	(39,638)
Share of profit (loss) of associates accounted for using the equity method	67,543	90,136	22,594	33.5%	190,021
Net Income From Other Investments	139	376	237	171.1%	792
Net Income From Sale of Assets	833	711	(122)	(14.7%)	1,499

Net Income Before Taxes	612,394	520,759	(91,635)	(15.0%)	1,097,837
Income Tax	(148,961)	(149,693)	(733)	(0.5%)	(315,576)
NET INCOME ATTRIBUTABLE TO:	463,434	371,066	(92,368)	(19.9%)	782,262
Owners of parent	351,525	278,006	(73,519)	(20.9%)	586,078
Non-controlling interest	111,909	93,060	(18,849)	(16.8%)	196,184

Earning per share (Ch$ /share and US$ / ADR)	42.9	33.9	(9.0)	(20.9%)	2.1

Operating Income

Operating Income reached Ch$ 530,662 million as of September 2011, 16.6% lower than the Ch$ 636,227 million reported in 2010. This decrease is mainly explained by higher Other Fixed Operating Expenses, which reflects the negative impact of the one-time effect of the reform on the Equity Tax imposed by the Colombian government, accounting on January 1, 2011 the total amount to be paid in the period 2011-2014.

EBITDA, or gross operating income, amounted to Ch$ 664,416 million, representing a 15.6% decrease compared to 2010. This figure does not include the contribution of Endesa Brasil of Ch$ 84,372, which is accounted under equity method.

Operating revenues and costs, detailed by business are:

Table 2
	Chile				Argentina				Colombia
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	9M 2010	9M 2011		9M 2011	9M 2010	9M 2011		9M 2011	9M 2010	9M 2011		9M 2011
Operating Revenues	1,000,554	922,957	(7.8%)	1,945,731	297,966	341,313	14.5%	719,538	390,201	365,880	(6.2%)	771,330
% of consolidated	54.1%	51.2%		51.2%	16.1%	18.9%		18.9%	21.1%	20.3%		20.3%
Operating Costs	(646,371)	(672,607)	(4.1%)	(1,417,955)	(263,780)	(314,885)	(19.4%)	(663,824)	(197,192)	(191,424)	2.9%	(403,550)
% of consolidated	53.3%	52.8%		52.8%	21.7%	24.7%		24.7%	16.3%	15.0%		15.0%

Operating Income	354,183	250,351	(29.3%)	527,776	34,187	26,428	(22.7%)	55,714	193,008	174,456	(9.6%)	367,780

	Peru				Consolidated				Cons. Foreign Subs. Adj.
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	9M 2010	9M 2011		9M 2011	9M 2010	9M 2011		9M 2011	9M 2010	9M 2011		9M 2011
Operating Revenues	161,205	174,349	8.2%	367,554	1,849,260	1,803,980	(2.4%)	3,803,056	(665)	(520)	21.8%	(1,097)
% of consolidated	8.7%	9.7%		9.7%	100.0%	100.0%			(0.0%)	(0.0%)		(0.0%)
Operating Costs	(106,355)	(94,922)	10.7%	(200,110)	(1,213,033)	(1,273,318)	(5.0%)	(2,684,343)	665	520	(21.8%)	1,097
% of consolidated	8.8%	7.5%		7.5%	100.0%	100.0%			(0.1%)	(0.0%)		(0.0%)

Operating Income	54,849	79,427	44.8%	167,444	636,227	530,662	(16.6%)	1,118,713	-	-

Net Financial Result

The company’s net financial expense amounted Ch$ 101,126 million, 9.5% higher than Ch$ 92,346 million reported in 2010, primarily because of debt indexed to inflation for Ch$ 18,155 million, offset by a Ch$ 7,691 million decrease in financial expenses.

Other Results and Taxes

Related companies results amounted Ch$ 90,136 million as of September 2011, reflecting a 33.5% increase regarding 2010. This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil, whose contribution amounted to Ch$ 84,372 million.

Income taxes rose by 0.5%, equivalent to Ch$ 733 million, compared to 2010.

Consolidated Balance Sheet Analysis

Assets

Table 3
ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2010	As of Sep 30, 2011	Var 9M2010-9M2011	Chg %	As of Sep 30, 2011

CURRENT ASSETS
Cash and cash equivalents	333,270	281,464	(51,806)	(15.5%)	539,451
Other current financial assets	72	3,922	3,850	5331.9%	7,517
Other current non-financial assets	6,626	12,031	5,405	81.6%	23,058
Trade and other current receivables	250,679	297,968	47,290	18.9%	571,083
Accounts receivable from related companies	79,032	109,382	30,350	38.4%	209,641
Inventories	42,140	50,037	7,898	18.7%	95,901
Current tax assets	81,208	67,907	(13,301)	(16.4%)	130,150
Total Current Assets	793,027	822,711	29,685	3.7%	1,576,800

NON-CURRENT ASSETS
Other non-current financial assets	28,296	7,891	(20,405)	(72.1%)	15,124
Other non-current non-financial assets	10,885	12,101	1,216	11.2%	23,193
Trade accounts receivables and other receivables, net	126,461	150,466	24,005	19.0%	288,381
Investment accounted for using equity method	581,743	583,885	2,141	0.4%	1,119,067
Intangible assets other than goodwill	44,355	44,086	(268)	(0.6%)	84,495
Goodwill	100,085	110,381	10,296	10.3%	211,556
Property, plant and equipment, net	4,253,907	4,560,891	306,984	7.2%	8,741,357
Deferred tax assets	96,114	105,507	9,393	9.8%	202,214
Total Non-Current Assets	5,241,845	5,575,208	333,363	6.4%	10,685,387

TOTAL ASSETS	6,034,872	6,397,919	363,047	6.0%	12,262,187

Company’s Total Assets increased by Ch$ 363,047 million as of September 30, 2011, compared to December 2010, mainly due to:

➢  Current assets rose by Ch$ 29,685 million, equivalent to 3.7% mostly due to:

❖  Increase in related companies account receivables and trade receivables by Ch$ 77,640 million.

❖  Partially offset by a decrease in cash and cash equivalents of Ch$ 51,806 million, mainly due to lower investments in repos of Ch$ 155,814 million offset by higher balances in bank accounts of foreign subsidiaries of Ch$ 100,052 million.

➢  Non-current assets increased by Ch$ 333,363 million, equivalent to 6.4%, mainly explained by:

❖  Increase in non-current receivables of Ch$ 24,005 million, mainly due to Foninvemen, offset by a decrease in other financial assets of Ch$ 20,405 million resulting from derivatives of Endesa Chile.

❖  An increase in property, plant and equipment of Ch$ 306,984 million, mainly owing to additions during the period of Ch$ 203,252 million and conversion effects of Ch$ 230,500 million, offset by Ch$ 126,758 million in depreciation.

Liabilities and Shareholder’s Equity

Table 4
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2010	As of Sep 30, 2011	Var 9M2010-9M2011	Chg %	As of Sep 30, 2011

CURRENT LIABILITIES
Other current financial liabilities	252,709	349,275	96,566	38.2%	669,416
Trade and other current payables	377,478	290,716	(86,762)	(23.0%)	557,183
Accounts payable to related companies	223,039	90,446	(132,592)	(59.4%)	173,349
Other short-term provisions	44,557	31,613	(12,945)	(29.1%)	60,589
Current tax liabilities	52,742	59,394	6,652	12.6%	113,834
Current provisions for employee benefits	2,703	-	(2,703)	(100.0%)	-
Other current non-financial liabilities	7,762	21,982	14,220	183.2%	42,131
Total Current Liabilities	960,990	843,426	(117,564)	(12.2%)	1,616,501

NON-CURRENT LIABILITIES
Other non-current financial liabilities	1,538,650	1,801,153	262,503	17.1%	3,452,071
Non-current payables	3,738	2,346	(1,392)	(37.2%)	4,497
Other-long term provisions	20,919	12,387	(8,531)	(40.8%)	23,741
Deferred tax liabilities	347,010	340,689	(6,321)	(1.8%)	652,961
Non-current provisions for employee benefits	28,653	32,873	4,220	14.7%	63,004
Other non-current non-financial liabilities	30,085	58,074	27,989	93.0%	111,304
Total Non-Current Liabilities	1,969,055	2,247,522	278,467	14.1%	4,307,579

SHAREHOLDERS' EQUITY
Issued capital	1,331,714	1,331,714	-	0.0%	2,552,350
Retained earnings (losses)	1,442,314	1,531,934	89,620	6.2%	2,936,090
Share premium	206,009	206,009	-	0.0%	394,834
Other equity changes	-	-	-		-
Reserves	(603,550)	(615,800)	(12,249)	(2.0%)	(1,180,236)
			-
Equity Attributable to Shareholders of the Company	2,376,487	2,453,857	77,370	3.3%	4,703,038
Equity Attributable to Minority Interest	728,340	853,114	124,773	17.1%	1,635,069
Total Shareholders' Equity	3,104,827	3,306,971	202,144	6.5%	6,338,108

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,034,872	6,397,919	363,047	6.0%	12,262,187

Company’s Total Liabilities experienced an increase of Ch$ 363,047 million compared to December 2010, mainly as a consequence of:

➢  Non-current liabilities increased by Ch$ 278,467 million, equivalent to 14.1%, primarily explained by:

❖  Increase in other non-current financial liabilities of Ch$ 262,503 million in Emgesa due to the issuance of an unsecured bond in the international capital markets for Ch$ 229,948 million offset by Ch$ 74,202 million transfer of long term bank debt to short term, and an increase in Endesa Chile’s US dollar denominated loans of Ch$ 59,452 million, due to the positive exchange rate variation.

❖  Rise in other non-current non-financial liabilities of Ch$ 27,989 million, mainly in Emgesa due to the recognition of future payments of equity tax.

➢  Current liabilities fell by Ch$ 117,564 million, equivalent to 12.2%, mostly owing to:

❖  Decrease in commercial and other accounts payable by Ch$ 86,762 million, mainly due to lower fuel account obligations of Ch$ 94,567 million, reduced dividends payable of Ch$ 120,935 million, offset by an increase in accounts payable to third parties related to investments in energy plant projects of Ch$ 128,740 million.

❖  Decrease in accounts payable to related companies of Ch$ 132,592 million, mainly due to lower accounts payable to Codensa of Ch$ 65,908 million and to Enersis of Ch$ 45,959 million.

❖  Increase in other current financial liabilities of Ch$ 96,566 million, mainly due to interest accrued in subsidiary loans, and the transfer of long term debt to short term in Emgesa (bonds) of Ch$ 104,804 million, partially offset by a loan repayment of Ch$ 12,886 million.

➢  Equity increased by Ch$ 202,144 million compared to December 2010. The controllers’ equity grew by Ch$ 77,370 million which is mainly explained by the result for the period of Ch$ 278,005 million and a rise of conversion reserve of Ch$ 79,803 million. This was offset by the provision of both minimum and definitive dividends of Ch$ 190,155 million and the negative hedging reserve of Ch$ 95,051 million.

➢  Minority interest increased by Ch$ 124,773 million due to the net translation effects and the minorities’ result.

Debt Maturity with Third Parties

Table 5
(Thousand US$)	2011	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	9,916.7	80,553.1	420,394.2	194,647.5	220,619.1	16,732.2	1,089,665.6	2,032,528.3
Endesa Chile (*)	9,916.7	80,553.1	420,394.2	194,647.5	220,619.1	16,732.2	1,089,665.6	2,032,528.3
Argentina	53,744.6	86,948.9	53,825.6	53,337.8	35,175.0	-	17,077.1	300,109.1
Costanera	53,469.6	56,320.2	24,994.8	27,960.0	27,341.9	-	17,077.1	207,163.5
Chocón	-	30,628.7	28,830.9	25,377.8	7,833.2	-	-	92,670.6
Hidroinvest	275.0	-	-	-	-	-	-	275.0
Peru	20,447.6	59,863.0	50,716.0	49,780.0	33,718.5	57,363.5	128,482.2	400,370.9
Edegel	20,447.6	59,863.0	50,716.0	49,780.0	33,718.5	57,363.5	128,482.2	400,370.9
Colombia	161,871.4	159,265.3	-	73,970.0	130,541.5	-	746,749.5	1,272,397.8
Emgesa	161,871.4	159,265.3	-	73,970.0	130,541.5	-	746,749.5	1,272,397.8
TOTAL	245,980.4	386,630.4	524,935.8	371,735.3	420,054.1	74,095.7	1,981,974.4	4,005,406.1

Table 5.1
(Million Ch$)	2011	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	5,174.2	42,029.4	219,344.9	101,559.3	115,110.2	8,730.2	568,543.9	1,060,491.9
Endesa Chile (*)	5,174.2	42,029.4	219,344.9	101,559.3	115,110.2	8,730.2	568,543.9	1,060,491.9
Argentina	28,041.8	45,366.5	28,084.1	27,829.6	18,352.9	-	8,910.2	156,584.9
Costanera	27,898.3	29,385.6	13,041.3	14,588.4	14,265.9	-	8,910.2	108,089.6
Chocón	-	15,980.9	15,042.8	13,241.1	4,087.0	-	-	48,351.8
Hidroinvest	143.5	-	-	-	-	-	-	143.5
Peru	10,668.7	31,234.1	26,461.6	25,973.2	17,593.0	29,930.0	67,036.9	208,897.5
Edegel	10,668.7	31,234.1	26,461.6	25,973.2	17,593.0	29,930.0	67,036.9	208,897.5
Colombia	84,458.0	83,098.3	-	38,594.6	68,111.3	-	389,624.0	663,886.3
Emgesa	84,458.0	83,098.3	-	38,594.6	68,111.3	-	389,624.0	663,886.3
TOTAL	128,342.7	201,728.3	273,890.5	193,956.6	219,167.4	38,660.2	1,034,115.0	2,089,860.7

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón

Evolution Of Key Financial Ratios

Table 6
Indicator	Unit	FY2010	9M 2011	Var FY2010-9M2011	Chg %
Liquidity	Times	0.83	0.98	0.15	18.1%
Acid-test *	Times	0.78	0.90	0.12	15.4%
Working capital	Million Ch$	(167,963)	(20,714)	147,249	87.7%
Working capital	Thousand US$	(321,916)	(39,701)	282,215	87.7%
Leverage **	Times	0.94	0.93	(0.01)	(1.1%)
Short-term debt	%	32.8	27.3	(5.51)	(16.8%)
Long-term debt	%	67.2	72.7	5.51	8.2%
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total liabilities / (equity + minority interest)

Table 6.1
Indicator	Unit	9M 2010	9M 2011	Var 9M2010-9M2011	Chg %
Financial expenses coverage*	Times	7.87	5.97	(1.90)	(24.1%)
Op. income / Op. rev.	%	34.40	29.42	(4.99)	(14.5%)
ROE **	%	21.75%	19.44%	(2.3%)	(10.6%)
ROA **	%	9.81%	9.59%	(0.2%)	(2.2%)
* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Annualized figures

Liquidity index as of September 30, 2011 was 0.98 times, an 18.1% increase compared to December 31, 2010. This ratio shows the Company’s solid liquidity position, meeting its obligations with banks, financing its investments with cash surpluses and reflecting a satisfactory debt repayment schedule.

Acid-test ratio reached 0.90 times, a 15.4% growth over December 2010, basically explained by lower accounts payable to related companies and the reduction in trade accounts payables.

Leverage ratio was 0.93 times in September 2011, reflecting a 1.1% decline compared to December 2010.

Consolidated Statements of Cash Flows Analysis

Table 7
CASH FLOW	(Million Ch$)				(Thousand US$)
	9M 2010	9M 2011	Var 9M2010-9M2011	Chg %	9M 2011

Net Income	463,434	371,066	(92,368)	(19.9%)	782,262

Adjustments to reconcile net income
Income tax expense	148,961	149,693	733	0.5%	315,576
Decrease (increse) in inventories	(3,750)	(2,915)	835	22.3%	(6,145)
Decrease (increase) in trade accounts receivable	(121,026)	(42,087)	78,939	65.2%	(88,726)
Decrease (increase) in other operating accounts receivable	(7,705)	(10,185)	(2,480)	(32.2%)	(21,472)
Decrease (increase) in trade accounts payable	(75,292)	(148,693)	(73,401)	(97.5%)	(313,466)
Decrease (increase) in other operating accounts payable	108,440	97,864	(10,576)	(9.8%)	206,312
Depreciation and amortization expense	151,052	129,427	(21,625)	(14.3%)	272,852
Impairment losses	307	4,327	4,020	1310.5%	9,121
Provisions	386	(6,032)	(6,418)	(1664.5%)	(12,717)
Unrealized foreign exchange losses (gains)	(11,691)	6,464	18,155	155.3%	13,626
Adjustments for undistributed profits of associates	(67,543)	(90,136)	(22,594)	(33.5%)	(190,021)
Other non-cash	129,873	124,089	(5,784)	(4.5%)	261,598
Other Adjustments	-	-	-	-	-
Total adjustments to reconcile net income	252,010	211,815	(40,195)	(15.9%)	446,538
Dividends paid	-	-	-	-	-
Payments of interest	-	-	-	-	-
Income taxes refund (paid)	(249,110)	(186,380)	62,731	25.2%	(392,916)
Other inflows (outflows) of cash	-	(13,004)	(13,004)	-	(27,415)

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	466,334	383,497	(82,837)	(17.8%)	808,469

Net Cash Flows provided by (used in) Investing Activities
Cash flows used for obtaining control of subsidiaries or other businesses	(2,999)	-	2,999	(100.0%)	-
Loans to related companies	(15)	(35,336)	(35,321)	(237865.7%)	(74,493)
Proceeds from sales of property, plant and equipment	1,338	1,003	(336)	(25.1%)	2,114
Purchase of property, plant and equipment	(176,150)	(196,996)	(20,846)	(11.8%)	(415,297)
Purchase of intangible assets	(578)	(430)	149	25.7%	(906)
Purchase of other long-term assets	-	-	-	-	-
Proceeds from prepayments reimbursed and third party loans	-	-	-	-	-
Dividends received	49,670	53,044	3,374	6.8%	111,824
Interest received	1,124	5,231	4,107	365.5%	11,028
Other inflows (outflows) of cash	-	-	-	-	-
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(127,610)	(173,484)	(45,874)	(35.9%)	(365,729)

Cash Flows provided by (used in) Financing Activities
Proceeds from long-term borrowings	96,615	217,446	120,831	125.1%	458,408
Proceeds from loans from related companies	8,505	35,228	26,724	314.2%	74,267
Repayments of borrowings	(324,972)	(50,941)	274,032	84.3%	(107,391)
Payments of finance lease liabilities	(19,508)	(6,613)	12,896	66.1%	(13,940)
Repayment of loans to related companies	-	(34,110)	(34,110)	-	(71,909)
Dividends paid	(260,568)	(363,622)	(103,054)	(39.5%)	(766,569)
Interest paid	(102,142)	(85,413)	16,729	16.4%	(180,063)
Other financing proceeds (payments)	(91,534)	(5,423)	86,111	94.1%	(11,433)
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	(693,605)	(293,448)	400,157	57.7%	(618,631)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE EFFECTS OF EXCHANGE RATE	(354,881)	(83,434)	271,447	76.5%	(175,892)

Effect of exchange rate changes on cash and cash equivalents	10,069	31,628	21,559	214.1%	66,677
Net Increase (Decrease) in Cash and Cash Equivalents	(344,812)	(51,806)	293,006	85.0%	(109,215)
Cash and cash equivalents at beginning of period	446,438	333,270	(113,168)	(25.3%)	702,582
Cash and cash equivalents at end of period	101,626	281,464	179,838	177.0%	593,367

The company generated a net negative cash flow of Ch$ 83,434 million in the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 383,497 million, representing 17.8% decrease compared to September 2010. It comprises mainly the net income for the period of Ch$ 371,066 million.

Investing activities generated a negative flow of Ch$ 173,484 million, mainly resulting from acquisitions of property, plant and equipment for Ch$ 196.996 million.

Financing activities generated a negative flow of Ch$ 293,448 million. This was mainly generated by loan repayments and financial leasing for Ch$ 91,663 million, interest payments for Ch$ 85,413 million and dividends paid for Ch$ 363,622 million, offset by borrowing in foreign subsidiaries for Ch$ 217,446 million.

Cash Flow Received From Foreign Subsidiaries by Endesa Chile

Table 8
Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	9M 2010	9M 2011	9M 2010	9M 2011	9M 2010	9M 2011	9M 2010	9M 2011	9M 2010	9M 2011
Argentina	1,481.6	1,293.5	8,663.3	-	-	-	-	-	10,144.9	1,293.5
Peru	-	-	27,469.0	39,755.7	-	-	-	-	27,469.0	39,755.7
Brazil	-	-	80,617.2	93,066.7	-	-	-	-	80,617.2	93,066.7
Colombia	-	-	84,623.3	11,831.5	59,462.9	-	-	-	144,086.2	11,831.5
Others*	3,681.9	4,093.8	-	-	-	-	-	-	3,681.9	4,093.8
Total	5,163.5	5,387.3	201,372.8	144,653.9	59,462.9	-	-	-	265,999.2	150,041.2
(*) Interest paid by jointly-controlled company Atacama Finance

Capex and Depreciation

Table 9
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	9M 2010	9M 2011	9M 2011	9M 2010	9M 2011	9M 2011
Endesa Chile	127,194	99,122	208,964	44,488	35,815	75,503
Endesa Eco	16,358	2,088	4,402	4,422	5,320	11,215
Pehuenche	216	207	436	9,146	6,399	13,490
San Isidro	1,923	5,474	11,540	6,559	6,484	13,669
Pangue	209	169	356	3,308	2,906	6,126
Celta	1,971	1,078	2,273	1,982	2,098	4,423
Enigesa	94	11	23	143	200	422
Ingendesa	90	-	-	131	65	137
Túnel El Melón	-	27	57	22	39	82
EASA	8,600	18,097	38,151	13,737	11,959	25,211
Emgesa	8,089	64,485	135,944	30,453	25,421	53,591
Generandes Perú	6,570	4,748	10,009	29,186	26,112	55,048
Transquillota	-	909	1,916	239	249	525
Hidroaysén	3,227	3,785	7,979	37	36	76
Gas Atacama	3,018	582	1,227	4,405	4,086	8,614
Consolidation Adjustments	(1,409)	(5,044)	(10,633)	(131)	(431)	(909)
Total	176,150	195,738	412,645	148,127	126,758	267,225

Argentina

In Argentina, operating income for the nine-month period of 2011 amounted to Ch$ 26,428 million, representing a reduction of 22.7% compared to the previous year. This was mostly explained by higher costs of energy purchases, fuel consumption, and transportation.

This result was partially offset by Ch$ 43,347 million of higher operating revenues as physical sales rose by 7.4% due to higher thermal generation, allowing a 9.1% growth in sales on the spot market. In addition, average energy sales prices in pesos showed a 7.3% recovery over the same period of 2010.

EBITDA, or gross operating margin, in Argentina fell by 19.9% to Ch$ 38,387 million.

The net effect of translating the financial statements from Argentinean peso to Chilean peso in both periods led to a 12% decrease in Chilean pesos as of September 2011.

Endesa Costanera

Endesa Costanera’s operating income reached Ch$ 9,930 million as of September 2011, increasing by 28.7% when compared to September 2010. This was mainly explained by 20.2% larger physical sales and a 1.7% rise in average sales prices, partly offset by an increase of Ch$ 43,166 million in fuel costs.

Table 10
Endesa Costanera	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%	9M 2011
Operating Revenues	252,614	306,738	54,124	21.4%	646,650
Procurement and Services	(220,925)	(271,307)	(50,382)	(22.8%)	(571,955)
Contribution Margin	31,689	35,432	3,743	11.8%	74,695
Other Costs	(12,596)	(15,637)	(3,040)	(24.1%)	(32,964)
Gross Operating Income (EBITDA)	19,093	19,795	702	3.7%	41,731
Depreciation and Amortization	(11,380)	(9,865)	1,515	13.3%	(20,796)
Operating Income	7,713	9,930	2,217	28.7%	20,935
Figures may differ from those accounted under Argentine GAAP.

Table 10.1
Endesa Costanera	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%
GWh Produced	5,910	7,090	1,181	20.0%
GWh Sold	5,957	7,158	1,201	20.2%
Market Share*	7.2%	8.2%	1.0 pp.
(*) As percentage of total sales of the system

El Chocon

Operating Income amounted to Ch$ 16,533 million as of September 2011, reflecting a 37.7% decline regarding the same period as of 2010. This was mainly due to a 21.4% decline in physical sales and a 2.7% reduction in average sale prices.

Table 11
El Chocón	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%	9M 2011
Operating Revenues	45,381	34,696	(10,685)	(23.5%)	73,145
Procurement and Services	(12,840)	(12,643)	196	1.5%	(26,654)
Contribution Margin	32,541	22,053	(10,488)	(32.2%)	46,491
Other Costs	(3,642)	(3,425)	216	5.9%	(7,221)
Gross Operating Income (EBITDA)	28,900	18,627	(10,272)	(35.5%)	39,269
Depreciation and Amortization	(2,357)	(2,095)	263	11.1%	(4,416)
Operating Income	26,543	16,533	(10,010)	(37.7%)	34,854
Figures may differ from those accounted under Argentine GAAP.

Table 11.1
El Chocón	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%
GWh Produced	2,395	1,703	(692)	(28.9%)
GWh Sold	2,646	2,079	(567)	(21.4%)
Market Share*	3.2%	2.4%	(0.8) pp.
(*) As percentage of total sales of the system

Most important changes in the market

•         The operation of the reservoirs continues to be controlled by the Dispatch Organism (OED) in order to preserve the largest possible volume of water.

•         Energy demand as of September 2011 was 87,769 GWh, representing a 5.4 % increase compared to the same period as of 2010 (83,254 GWh). During September, SADI reported a historic maximum in demand of 21,564 MW.

Market Risk Analysis

•           Hydrological Situation: As of September 30, El Chocón reservoir marked a depth of 378.35 m. above sea level (asl) (equivalent to 1125.1 GWh stored, 70% of the reservoir’s capacity), which is above the 376.81 masl registered at the end of September 2010 (i.e. around 170 GWh increase). The water flows in Comahue basin averaged around 72% of the historic average during this nine month period.

•         Market prices in Argentina are limited to Ar$120 per MWh in accordance with Resolution SE-240 of 2003. During the first nine months of 2011, the average market price was Ar$119.76 per MWh (approx. US$ 28.74 per MWh) which represents a 0.5% increase compared with the same period of the year before (Ar$ 119.11 per MWh).

Investments

Since 2010, Endesa Costanera has focused on obtaining resources from local authorities, in order to improve the operation of its steam turbines. It is planned to carry out improvements in this facility for US $ 76 million  during the next three years. Currently, the Company is working with the government in the documentation needed for the trust. Technical specifications were finished and in this month was initiated the bidding process of the budgeted works of the project. With this initiative and others that are currently being developed, Endesa Costanera will contribute significantly to ensure the energy supply in the central area of Buenos Aires.

Chile

Operating income in Chile amounted Ch$ 245,360 million, representing a 29.9% decrease when compared to the previous year (although lower than the -43.1% variation showed as of June 2011), explained by a 5.8% increase in procurement and service costs, mainly due to larger energy purchases.

Operating revenues presented a negative variation of 7.8% as a result of a 1.9% decline in physical sales due to a reduced hydroelectric availability which implied lower sales on the spot market. In addition, average energy sales price expressed in pesos fell by 3.9%. This was partly offset by greater sales to non-regulated customers when compared to September 2010.

The above led to an EBITDA, or gross operating result, of the Chilean business of Ch$ 313,057 million as of September 2011, representing a 26.2% fall when compared to 2010.

Table 12
Chilean Electricity Business	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%	9M 2011
Operating Revenues	984,721	908,325	(76,396)	(7.8%)	1,914,884
Procurement and Services	(500,645)	(529,538)	(28,893)	(5.8%)	(1,116,344)
Contribution Margin	484,076	378,788	(105,289)	(21.8%)	798,541
Other Costs	(59,612)	(65,730)	(6,119)	(10.3%)	(138,569)
Gross Operating Income (EBITDA)	424,465	313,057	(111,408)	(26.2%)	659,971
Depreciation and Amortization	(74,565)	(67,698)	6,868	9.2%	(142,717)
Operating Income	349,900	245,360	(104,540)	(29.9%)	517,254

Table 12.1
Chilean Electricity Business	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%
GWh Produced	15,431	14,499	(932)	(6.0%)
GWh Sold	16,005	15,697	(308)	(1.9%)
Market Share*	39.6%	36.4%	(3.2) pp.
(*) As percentage of total sales of the system

Most important changes in the market

•         Changes in energy sales: Total energy sales in Chile (SIC + SING) were 43,110 GWh as of September 2011, representing a 6.6% growth compared to 2010.

Market risk analysis

•         Hydrological year as of September 30, 2011 showed a 74.1% surplus probability of affluent energy, which places it as a dry year.

•         As a result of lower hydrology, the average spot energy price on the SIC for this period, measured at Alto Jahuel 220 kV, increased over the previous year, from US$ 155.35 per MWh to US$ 175.4 per MWh. On the SING, the average energy spot price increased from US$ 58.47 per MWh to US$ 71.59 per MWh.

•         On October 1, 2011, reservoir levels accumulated approximately 2,664 GWh of energy equivalent, showing a 5.3% decrease compared to October 1, 2010, or 150 GWh less. With respect to the maximum energy storage, the system’s reservoirs level is in the range of 24%.

Investments

•         As a result of the earthquake which seriously affected Chile’s Bío-Bío Region, the start-up of the Bocamina II plant, which was under construction, was postponed from its original start-up date. The severity of the earthquake caused problems to the works, and a detailed inspection to evaluate the impacts was carried out, mainly to the boiler, the crane bridge and the siphon works. Assembly works are currently ongoing at Bocamina II and some equipment commissioning testing is beginning. The plant commercial start up should take place in March 2012.

•         Among the projects that Endesa Chile is studying is the HidroAysen project. The project consists on the construction of a hydroelectric complex of 2,750 MW whose average generation would reach 18,430 GWh-year. Regarding the environmental qualification process, the Aysen Region Environmental Evaluation Committee approved the project’s environmental impact assessment on May 9. In parallel, however, the Commission is preparing the Environmental Impact Study of the Aysen Transmission System, which is designed to transport the energy generated by the hydroelectric complex up to the country’s Central Interconnected Grid (SIC), study to be filed into the Environmental Impact System probably in March 2012.

Colombia

The operating Income reached Ch$ 174,413 million as of September 2011, a 9.6% lower than September 2010. The principal impact arose from the one-time effect of the equity tax reform which implied booking on January 1, 2011 the entire amount of this tax payable in the 2011-2014 period for a total of Ch$39,900 million.

Additionally, operating revenues decreased by Ch$ 24,302 million, explained by a 5.0% reduction in the average energy sales price coupled with a 1.4% decline in physical energy sales due to lower thermal generation, which was offset by higher hydro generation. The latter had a positive impact on energy purchases and fuel costs, which fell by Ch$ 39,881 million and Ch$ 2,871 million, respectively.

EBITDA, or gross operating income, in Colombia declined by 10.6% as of September 2011, and totaled Ch$ 200,502 million, mainly explained by the negative impact of the above-mentioned tax reform.

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was negative, resulting in a 4.4% reduction in Chilean pesos as of September 2011.

Table 13
Emgesa	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%	9M 2011
Operating Revenues	390,201	365,899	(24,302)	(6.2%)	771,370
Procurement and Services	(140,646)	(101,373)	39,273	27.9%	(213,710)
Contribution Margin	249,554	264,526	14,972	6.0%	557,660
Other Costs	(25,259)	(64,024)	(38,764)	(153.5%)	(134,972)
Gross Operating Income (EBITDA)	224,295	200,502	(23,793)	(10.6%)	422,688
Depreciation and Amortization	(31,286)	(26,089)	5,197	16.6%	(55,000)
Operating Income	193,008	174,413	(18,596)	(9.6%)	367,688
Figures may differ from those accounted under Colombian GAAP.

Table 13.1
Emgesa	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%
GWh Produced	8,519	8,616	96	1.1%
GWh Sold	11,200	11,041	(158)	(1.4%)
Market Share*	18.3%	18.6%	0.3 pp.
(*) As percentage of total sales of the system

Most important changes in the market

•         Based on the state of exception for winter emergency, the government established a 25% surcharge on the equity tax of 2011, so the tax rises from an effective rate of 4.8% on net equity to 6%.

•         Accumulated demand during the first nine months of 2011 was 42,543 GWh, which represents an increase of 1.4% with respect to the same period of 2010 (41,974 GWh).

Market risk analysis

•         During the period from July to September 2011, the contributions of the SIN were 94% with respect to the historic average; those of Guavio were 60% (dry), those of Betania were 96% (normal) and those of the power plants of the Bogotá River chain were 149% (humid). The level of the most representative reservoir for Endesa Chile (Guavio) was at 95% of its maximum capacity at September 30, 2011, equivalent to 2,004 GWh (approx. 568 GWh above the level at the same date in 2010).

•         Spot price: The average price of the monomic exchange for this period was Col$ 78.89 per kWh (approx US$ 43.1 per MWh), which represents a fall of 15% compared to the same period of 2010.

Investments

In Colombia, after completing the process of allocation of firm energy obligations, we started the construction of El Quimbo hydroelectric project, of Emgesa, with an installed capacity of 400 MW and with the obligation to supply energy of up to 1,650 GWh/year. The contract has a 20-year term, starting in December 2014. On July 30 of this year, OHL Impregilo consortium, civil works contractor of el Quimbo, achieved the underground match of excavation fronts for Ventana 1 and Ventana 2 at vault level.

Peru

The operating income was Ch$ 79,549 million, representing a 44.7% growth over September 2010. This was mainly explained by af Ch$ 13,145 million increase in energy sales resulting from a 10.6% rise in physical sales. This was also favored by lower payroll expenses by Ch$ 9,724 million.

On the other hand, the higher operating income was partly offset by higher fuel costs and transportation expenses for a total amount of Ch$ 3,991 million due to increased thermal generation in Edegel.

EBITDA, or gross operating income, in Peru, rose by 25.4% as of September 2011, and reached Ch$ 105,770 million.

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods  resulted in a 7.0% decrease in Chilean pesos as of September 2011.

Table 14
Edegel	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%	9M 2011
Operating Revenues	161,205	174,349	13,145	8.2%	367,554
Procurement and Services	(60,798)	(63,001)	(2,204)	(3.6%)	(132,816)
Contribution Margin	100,407	111,348	10,941	10.9%	234,738
Other Costs	(16,077)	(5,578)	10,499	65.3%	(11,760)
Gross Operating Income (EBITDA)	84,330	105,770	21,440	25.4%	222,978
Depreciation and Amortization	(29,344)	(26,221)	3,123	10.6%	(55,278)
Operating Income	54,986	79,549	24,563	44.7%	167,700
Figures may differ from those accounted under Peruvian GAAP.

Table 14.1
Edegel	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%
GWh Produced	6,229	6,775	547	8.8%
GWh Sold	6,349	7,021	672	10.6%
Market Share*	29.0%	29.5%	0.6 pp.
(*) As percentage of total sales of the system

Most important changes in the market

•         Changes in energy sales on the grid: Estimated sales for the first nine months of 2011 were 23,763 GWh, representing an 8.4% growth compared to 2010 (21,925 GWh).

Market risk analysis

•         Hydrological risk: Edegel’s total volume stored in lakes and reservoirs at the end of September 2011 was approximately 199.56 million m3, which represents 70% of total capacity (4.2% above the level at the same date in 2010). During this quarter, flows in the Rimac basin were 117% with respect to the historic average (humid). In this period, the Tulumayo and Tarma Rivers maintained flows that were 78% (dry) and 102% (normal) respectively of the historic average.

Main Risks associated to the activities of Endesa Chile

Endesa Chile is exposed to certain risks that are managed by applying identification, measurement, dispersion and supervision systems.

The following are the most important of the Company’s basic principles:

➢  To comply with the rules of good corporate governance.

➢  To comply strictly with all Endesa Chile’s regulations.

➢  The Group’s risk committee is the organ responsible for defining, approving and updating the basic principles for motivating actions relating to risk.

➢  Risk governance is organized operationally through the functions of risk control and risk management, each independent of the other.

➢  Each business and corporate area defines:

                                  I.         The markets and products in which they can operate based on their knowledge and sufficient abilities to ensure an effective risk management.

                                II.         Criteria about counterparties.

                              III.         Authorized operators.

➢  Businesses and corporate areas established for each market in which they operate, their exposure to risk in line with the defined strategy.

➢  The limits of the businesses are ratified by the Group’s risks committee.

➢  All business operations and corporate areas are carried out within the limits approved by the corresponding internal entities.

➢  The businesses, corporate areas, lines of business and companies establish the necessary risk-management controls for ensuring that transactions on the markets are carried out in accordance with the policies, regulations and procedures of Endesa Chile.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to balance the debt structure in order to minimize the cost of the debt with a reduced volatility in the statement of results. Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total net debt was 72% as of September 2011 on a consolidated basis.

Depending on the Endesa Chile’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate this risk. The instruments currently used for following this policy are interest-rate swaps that convert variable into fixed rates.

The financial debt structure of the Endesa Chile Group, by fixed, hedged and variable interest rates, using derivative contracts, is as follows:

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile’s subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to the dollar and the asset and liability levels in such currency. The objective is to minimize the exposure of cash flows to the risk of exchange-rate fluctuations. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk of some commodities, basically fuel purchases for the electricity generation and energy trading transactions in the local markets.

In order to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with its firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with unregulated customers.

Considering the operating conditions faced by the electricity generation market in Chile, drought and high volatility in oil prices, the company is constantly checking the advisability of taking hedges of Brent price. As of September 30, 2011, there are no existing hedges and hedges contracted in the past have been sporadic and for insignificant amounts. In the future the company can use these tools if convenient.

Liquidity Risk

Endesa Chile’s liquidity policy consists on contracting committed long term credit facilities and short term financial investments, for the amounts needed to support future estimated needs for a period defined based on the situation and the expectations of debt and capital markets.

The above projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further detail with respect to the characteristics and conditions of financial debt and financial derivatives, see Notes 16 and 18 and appendix 4 of the Financial Statements, respectively.

As of September 30, 2011, Endesa Chile’s liquidity (cash and cash equivalents) was Ch$ 281,464 million, and Ch$ 255,140 million in long term committed credit facilities.  As of December 31, 2010, the company’s liquidity was Ch$ 333,270 million in cash and cash equivalents and Ch$ 144,776 million in long term committed credit facilities.

Credit Risk

•        Commercial account receivables

Regarding the credit risk on accounts receivable from commercial activities, this risk has been historically very low because the short term in which customers have to pay limits the accumulation of very significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all the contracts state that payment default is a cause for termination of the contract. The credit risk is therefore monitored constantly and the maximum amounts exposed to payment risk, which as stated above are limited and measured.

•        Financial assets

Investments of cash surpluses are made with first-class national and foreign financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, we considered those having at least 2 investment grade ratings from among the 3 principal international credit-rating agencies (Moody’s, S&P and Fitch).

Placements are backed with treasury bonds of the countries where it operates and/or paper issued by top-line banks, giving priority to the former whenever possible and depending on market conditions.

The contracting of derivatives is carried out with highly-solvent entities, resulting in around 90% of transactions being with entities whose rating is “A” or above.

Risk Measurement

Endesa Chile assess the Value at Risk of its positions in debt and financial derivatives in order to ensure that the risk assumed by the Company remains consistent with the risk exposure defined by the management, thus controlling volatility in the statement of results.

The positions portfolio included for the calculations of the present Value at Risk comprises debt and financial derivatives.

The Value at Risk calculated represents the possible loss of value of the portfolio of positions described above in the term of one day with 95% confidence. For this, a study has been made of the volatility of the risk variables that affect the value of the portfolio of positions, including:

➢  US dollar Libor interest rate.

➢  In case of debt, considering the different currencies in which our companies operate, the usual local banking-practice indices.

➢  The exchange rates of the different currencies implied in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (at one day) of market values (both spot and at term) of the risk variables, using the Monte-Carlo methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the matrix of volatilities and correlations has been applied between the different risks variables calculated based on the historic logarithmic returns of the price.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each of the scenarios, obtaining a range of possible values at one day. The Value at Risk at one day with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different debt and financial derivative positions included in the calculation has been made consistently with the calculation methodology of the economic capital reported to the management.

Taking into account the above-described hypotheses, the Value at Risk of the above-mentioned positions, shown by type of position, is shown in the following table:

The value-at-risk positions have evolved during the first nine months of 2011 and year 2010 as a function of the start/maturity of the operations over each period.

Other Risks

Part of Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Non-payment, after any applicable grace period, of Endesa Chile debts, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could give rise to a cross default at bank revolving debt facility ruled by New York law, at Endesa Chile. Furthermore, this debt facility is also subject to cross acceleration provisions in the event of a default in other debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

On the other hand, non-payment, after any applicable grace period, for any debt of Endesa Chile and its Chilean subsidiaries, with a principal amount exceeding US$ 30 million could lead to a mandatory prepayment of its Yankee Bonds.

There are no loan-agreement clauses by which changes in the corporate or debt rating of these companies by the credit-rating agencies produces the obligation to prepay debt.  However, a change in local risk rating by the agencies feller Rate or Fitch Ratings Chile may produce a change in the margin applicable to determine the interest rate on local committed credit lines subscribed in 2009.

Sustainability and the Environment

Endesa Chile Sustainability Report 2010 was prepared under the international guidelines set out in the Global Reporting Initiative (GRI), using the third version of the guide for the preparation of sustainability reports (GRI-G3) and incorporating the indicators in the electricity sector supplement. This report was submitted to external verification by the auditing firm Ernst &Young, and obtained from the GRI the maximum qualification for its level of application, i.e. A+. The document was distributed to the company’s principal stakeholders and published on its web site in Spanish and English.

In order to disseminate the company’s sustainability policy and plan, plus the highlights of the year 2010, the Endesa Chile Sustainability Book was prepared and distributed to every one of the organization’s personnel.

On April 29, the Global Compact Network Chile Good Practices Report was made public. This document, on which Endesa Chile worked jointly with another 23 companies, gathers together outstanding initiatives of the member organizations of the network in the application of the ten principles of the Global Compact, where Endesa Chile was praised for its work with the Fundación Pehuén in Principle 1, related to the protection of human rights.

The Company’s sustainability evaluation process is fundamental to Endesa Chile’s value-creation model. The company therefore submits voluntarily to different instruments, national and international, to evaluate its performance and compare its management in corporate sustainable development (CSR). Thus, September 8, Endesa Chile was recognized a sone of the most socially responsible companies in Chile, obtaining the 11th  place in the VII National Ranking of Corporate Social Responsibility of PROhumana Foundation.

Regarding our environmental management, of the 38,683 GWh generated as of September 2011, 100% was generated by power plants which Environmental Management System (SGA in Spanish) is certified in accordance with ISO 14001 Standard. Likewise, 100% was generated by power plants which Occupational Safety and Health Management Standard System (SGS&SO in Spanish) is certified in accordance with OHSAS 18001, showing the commitment of the company with the environment and safety at work.

Finally, the 11th Latin American Environmental Meeting was held in Lima, Peru, at the end of June 2011 (X ELMA), with representatives from ENDESA S.A., Endesa Chile, and South American subsidiaries of generation. In addition, the LATAM Regional Environmental Report 2010 was prepared and published in August in the website of Endesa Chile.

Book Value and Economic Value of Assets

The following can be mentioned with respect to the most important assets:

The property, plant and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation and impairment losses suffered. Properties, plant and equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium over the cost of acquisition regarding the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any impairment has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for impairment (see Note 3.c of the Financial Statements).

Throughout the fiscal period, and fundamentally at the closing, an evaluation is made to ensure that there is no indication that any asset might have suffered a loss for impairment. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the cash generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the Financial Statements.

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including other costs) and operating income of every Endesa Chile’s subsidiary, as of September 2010 and 2011 is detailed below:

Table 15
	9M 2010			9M 2011
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	252,614	(244,901)	7,713	306,738	(296,808)	9,930
Chocón	45,381	(18,839)	26,543	34,696	(18,163)	16,533
Investment Vehicles in Argentina	-	(69)	(69)	-	(35)	(35)
Edegel	161,205	(106,219)	54,986	174,349	(94,801)	79,549
Investment Vehicles in Peru	-	(137)	(137)	-	(122)	(122)
Emgesa	390,201	(197,192)	193,008	365,899	(191,486)	174,413
Investment Vehicles in Colombia	-	-	-	(19)	62	43
Consolidation Foreign Subsidiaries Adjustments	(694)	694	-	(642)	642	-
Endesa Chile and Chilean subsidiaries	1,000,554	(646,371)	354,183	922,957	(672,607)	250,351
Total Consolidation	1,849,260	(1,213,033)	636,227	1,803,980	(1,273,318)	530,662

Table 15.1
	9M 2011
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Costanera	646,650	(625,715)	20,935
Chocón	73,145	(38,291)	34,854
Investment Vehicles in Argentina	-	(75)	(75)
Edegel	367,554	(199,853)	167,700
Investment Vehicles in Peru	-	(257)	(257)
Emgesa	771,370	(403,682)	367,688
Investment Vehicles in Colombia	(39)	131	92
Consolidation Foreign Subsidiaries Adjustments	(1,354)	1,354	-
Endesa Chile and Chilean subsidiaries	1,945,731	(1,417,955)	527,776
Total Consolidation	3,803,056	(2,684,343)	1,118,713

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES

Table 16
9M 2011	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
(GWh)
Total generation	11,304.2	1,697.7	13,001.9	1,496.9	14,498.8
Hydro generation	6,020.1	1,697.7	7,717.8	-	7,717.8
Thermo generation	5,186.2	-	5,186.2	1,496.9	6,683.1
Wind generation	97.9	-	97.9	-	97.9
Purchases	5,421.8	221.2	927.6	586.0	1,513.6
Purchases to related companies	4,715.4	-	4,715.4	-	4,715.4
Purchases to other generators	76.6	-	76.6	-	76.6
Purchases at spot	629.9	221.2	851.0	586.0	1,437.0
Transmission losses, pump and other consumption	281.8	4.7	286.5	29.5	316.0
Total electricity sales	16,444.2	1,914.1	13,643.5	2,053.4	15,697.0
Sales at regulated prices	9,466.9	4.2	9,471.1	585.1	10,056.2
Sales at unregulated prices	3,445.2	173.3	3,618.5	1,427.1	5,045.6
Sales at spot marginal cost	323.9	230.1	554.0	41.2	595.2
Sales to related companies generators	3,208.3	1,506.5	4,714.8	-	4,714.8
TOTAL SALES OF THE SYSTEM	32,519.0	32,519.0	32,519.0	10,591.5	43,110.5
Market Share on total sales (%)	40.7%	1.3%	42.0%	19.4%	36.4%

9M 2010	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
(GWh)
Total generation	11,664.7	1,982.6	13,647.3	1,783.9	15,431.2
Hydro generation	6,977.1	1,982.6	8,959.8	-	8,959.8
Thermo generation	4,594.8	-	4,594.8	1,783.9	6,378.8
Wind generation	92.7	-	92.7	-	92.7
Purchases	5,022.6	9.6	521.9	418.4	940.3
Purchases to related companies	4,510.3	-	4,510.3	-	4,510.3
Purchases to other generators	97.1	9.6	106.7	-	106.7
Purchases at spot	415.2	-	415.2	418.4	833.6
Transmission losses, pump and other consumption	273.3	9.1	282.4	84.6	367.0
Total electricity sales	16,413.9	1,983.1	13,886.8	2,117.7	16,004.5
Sales at regulated prices	9,646.8	-	9,646.8	565.6	10,212.4
Sales at unregulated prices	3,044.9	188.0	3,232.9	1,484.3	4,717.1
Sales at spot marginal cost	590.5	416.6	1,007.1	67.9	1,075.0
Sales to related companies generators	3,131.7	1,378.5	4,510.2	-	4,510.2
TOTAL SALES OF THE SYSTEM	30,222.5	30,222.5	30,222.5	10,220.1	40,442.6
Market Share on total sales (%)	43.9%	2.0%	45.9%	20.7%	39.6%
(*) Subsidiaries Non Registred in the Superintendency of Securities and Insurance.

MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES

Table 17
9M 2011	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	7,090.5	1,702.6	8,793.1	14,498.8	8,615.7	6,775.4	24,184.1	38,682.9
Hydro generation	-	1,702.6	1,702.6	7,717.8	8,233.9	3,476.2	13,412.8	21,130.5
Thermo generation	7,090.5	-	7,090.5	6,683.1	381.8	3,299.1	10,771.4	17,454.4
Wind generation	-	-	-	97.9	-	-	-	97.9
Purchases	136.5	376.6	513.1	1,513.6	2,524.6	376.9	3,414.6	4,928.2
Purchases to related companies	-	-	-	4,715.4	-	-	-	4,715.4
Purchases to other generators	-	-	-	76.6	432.7	-	432.7	509.3
Purchases at spot	136.5	376.6	513.1	1,437.0	2,091.9	376.9	2,981.9	4,419.0
Transmission losses, pump and other consumption	69.2	-	69.2	316.0	98.8	131.7	299.8	615.8
Total electricity sales	7,157.7	2,079.2	9,237.0	15,697.0	11,041.4	7,020.6	27,299.0	42,995.9
Sales at regulated prices	-	-	-	10,056.2	5,655.9	4,566.8	10,222.7	20,278.9
Sales at unregulated prices	540.6	1,052.8	1,593.4	5,045.6	2,180.2	1,894.2	5,667.8	10,713.4
Sales at spot marginal cost	6,617.1	1,026.5	7,643.5	595.2	3,205.4	559.6	11,408.5	12,003.7
Sales to related companies generators	-	-	-	4,714.8	-	-	-	4,714.8
TOTAL SALES OF THE SYSTEM	87,768.9	87,768.9	87,768.9	43,110.5	59,479.9	23,763.0	-	-
Market Share on total sales (%)	8.2%	2.4%	10.5%	36.4%	18.6%	29.5%

9M 2010	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	5,909.8	2,394.8	8,304.5	15,431.2	8,519.3	6,228.7	23,052.6	38,483.8
Hydro generation	-	2,394.8	2,394.8	8,959.8	7,699.8	3,375.4	13,469.9	22,429.7
Thermo generation	5,909.8	-	5,909.8	6,378.8	819.5	2,853.3	9,582.7	15,961.4
Wind generation	-	-	-	92.7	-	-	-	92.7
Purchases	108.0	251.5	359.5	940.3	2,786.0	253.4	3,398.9	4,339.1
Purchases to related companies	-	-	-	4,510.3	-	-	-	4,510.3
Purchases to other generators	-	-	-	106.7	286.4	-	286.4	393.0
Purchases at spot	108.0	251.5	359.5	833.6	2,499.6	253.4	3,112.5	3,946.1
Transmission losses, pump and other consumption	61.1	-	61.1	367.0	105.8	133.5	300.4	667.4
Total electricity sales	5,956.6	2,646.2	8,602.9	16,004.5	11,199.5	6,348.6	26,151.0	42,155.6
Sales at regulated prices	-	-	-	10,212.4	6,292.7	4,105.7	10,398.4	20,610.8
Sales at unregulated prices	549.5	1,047.7	1,597.2	4,717.1	1,917.6	1,490.8	5,005.6	9,722.7
Sales at spot marginal cost	5,407.2	1,598.5	7,005.7	1,075.0	2,989.2	752.1	10,747.0	11,822.0
Sales to related companies generators	-	-	-	4,510.2	-	-	-	4,510.2
TOTAL SALES OF THE SYSTEM	82,973.4	82,973.4	82,973.4	40,442.6	61,204.2	21,914.1	-	-
Market Share on total sales (%)	7.2%	3.2%	10.4%	39.6%	18.3%	29.0%

MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES

Table 17.1
9M 2011	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	2,047.5	348.0	2,395.5
Hydro generation	2,047.5	-	2,047.5
Thermo generation	-	348.0	348.0
Wind generation	-	-	-
Purchases	806.2	1,676.1	2,482.4
Purchases to related companies	-	-	-
Purchases to other generators	5.6	473.4	479.0
Purchases at spot	800.6	1,202.7	2,003.4
Transmission losses, pump and other consumption	5.0	11.8	16.8
Total electricity sales	2,848.8	2,012.3	4,861.0
Sales at regulated prices	864.4	2,012.3	2,876.7
Sales at unregulated prices	1,544.1	-	1,544.1
Sales at spot marginal cost	440.3	-	440.3
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	309,594.3	309,594.3	309,594.3
Market Share on total sales (%)	0.9%	0.6%	1.6%

9M 2011	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	2,490.0	1,121.5	3,611.5
Hydro generation	2,490.0	-	2,490.0
Thermo generation	-	1,121.5	1,121.5
Wind generation	-	-	-
Purchases	399.7	1,100.9	1,500.6
Purchases to related companies	-	-	-
Purchases to other generators	3.8	502.5	506.3
Purchases at spot	395.9	598.4	994.3
Transmission losses, pump and other consumption	(57.9)	12.4	(45.5)
Total electricity sales	2,947.2	2,210.0	5,157.2
Sales at regulated prices	874.3	2,012.0	2,886.2
Sales at unregulated prices	1,606.9	-	1,606.9
Sales at spot marginal cost	466.0	198.0	664.0
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	298,590.8	298,590.8	298,590.8
Market Share on total sales (%)	1.0%	0.7%	1.7%

BRAZIL

ENDESA BRASIL

Operating Income amounted to Ch$ 420,987 million, 14.4 % higher than the Ch$ 367,843 million reported as of September 30, 2010.

Table 18
Endesa Brasil	(Million Ch$)				(Thousand US$)
	9M 2010	9M 2011	Var 9M2010-9M2011	Chg %	9M 2011
Total Revenues	1,423,250	1,460,357	37,108	2.6%	3,078,649
Other operating income	138,814	142,014	3,200	2.3%	299,387
Total Revenues	1,562,063	1,602,371	40,308	2.6%	3,378,036
Procurements and Services	(866,676)	(914,674)	(47,998)	(5.5%)	(1,928,268)
Contribution Margin	695,387	687,697	(7,690)	(1.1%)	1,449,767
Other Costs	(199,364)	(186,769)	12,594	6.3%	(393,738)
Gross Operating Income (EBITDA)	496,023	500,928	4,904	1.0%	1,056,030
Depreciation and Amortization	(128,181)	(79,941)	48,239	37.6%	(168,528)
Operating Income	367,843	420,987	53,144	14.4%	887,502
Net Financial Income	(69,411)	(43,681)	25,730	37.1%	(92,085)
Financial income	73,769	99,981	26,212	35.5%	210,775
Financial expenses	(142,249)	(149,171)	(6,922)	(4.9%)	(314,475)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	(931)	5,510	6,441	691.6%	11,615
Gains	27,012	16,085	(10,927)	(40.5%)	33,910
Losses	(27,944)	(10,576)	17,368	62.2%	(22,295)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-		-
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	12	-	(12)	(100.0%)	-
Net Income before Taxes	298,444	377,306	78,862	26.4%	795,417
Income Tax	(50,843)	(85,916)	(35,073)	(69.0%)	(181,124)
NET INCOME	247,601	291,390	43,789	17.7%	614,293
Net Income Attributable to Owners of the Company	163,584	208,569	44,985	27.5%	439,695
Net Income Attributable to Minority Interest	84,017	82,821	(1,196)	(1.4%)	174,598

Generation

Operating income amounted to Ch$166,757 million, which is 51.3% higher than in the same period of the year before when operating income was Ch$110,232 million.

Cachoeira

Operating income increased by Ch$4,442 million, principally due to a 7.9% increase in average sale prices, expressed in local currency. Physical energy sales declined by 98 GWh to 2,848.8 GWh in September 2011.

Net effect of translating the financial statements from the Brazilian real to the Chilean peso in both periods produced a fall in Chilean pesos of 0.5% to September 2011 compared to the same period of 2010.

Table 19
Cachoeira	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%	9M 2011
Operating Revenues	86,727	90,531	3,805	4.4%	190,854
Procurement and Services	(19,598)	(19,653)	(55)	(0.3%)	(41,432)
Contribution Margin	67,129	70,878	3,750	5.6%	149,422
Other Costs	(4,848)	(4,084)	764	15.8%	(8,610)
Gross Operating Income (EBITDA)	62,281	66,794	4,514	7.2%	140,812
Depreciation and Amortization	(5,524)	(5,595)	(71)	(1.3%)	(11,795)
Operating Income	56,757	61,199	4,442	7.8%	129,017
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Cachoeira	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%
GWh Produced	2,490	2,047	(443)	(17.8%)
GWh Sold	2,947	2,849	(98)	(3.3%)
Market Share*	1.0%	0.9%	(0.1) pp.
(*) As percentage of total sales of the system

Fortaleza (CGTF)

Operating income reached Ch$39,723 million, a reduction of Ch$5,308 million with respect to the same period of 2010. This reduction is mainly due to lower sale prices and a fall in physical sales which declined by 198 GWh to 2,012.3 GWh in September 2011.

Net effect of translating the financial statements from the Brazilian real to the Chilean peso in both periods produced a fall in Chilean pesos of 0.5% to September 2011 compared to the same period of 2010.

Table 20
Fortaleza	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%	9M 2011
Operating Revenues	109,832	98,999	(10,833)	(9.9%)	208,705
Procurement and Services	(53,299)	(48,573)	4,726	8.9%	(102,398)
Contribution Margin	56,533	50,427	(6,106)	(10.8%)	106,307
Other Costs	(5,474)	(4,583)	891	16.3%	(9,662)
Gross Operating Income (EBITDA)	51,059	45,844	(5,215)	(10.2%)	96,646
Depreciation and Amortization	(6,027)	(6,120)	(93)	(1.5%)	(12,903)
Operating Income	45,031	39,723	(5,308)	(11.8%)	83,743
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Fortaleza	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%
GWh Produced	1,121	348	(773)	(69.0%)
GWh Sold	2,210	2,012	(198)	(8.9%)
Market Share*	0.7%	0.6%	(0.1) pp.
(*) As percentage of total sales of the system

Transmission

CIEN

CIEN presented an increase in operating income of Ch$56,930 million to reach Ch$68,631 million as of September 2011. This is basically due to the start of the toll charge (RAP system) in CIEN from April 2011, coupled with reduced depreciation, amortization and impairment of assets in the period.

Net effect of translating the financial statements from the Brazilian real to the Chilean peso in both periods produced a fall in Chilean pesos of 0.5% to September 2011 compared to the same period of 2010.

Table 21
Cien	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%	9M 2011
Operating Revenues	46,455	38,860	(7,595)	(16.4%)	81,922
Procurement and Services	(496)	21,116	21,612	4357.4%	44,515
Contribution Margin	45,959	59,975	14,016	30.5%	126,437
Other Costs	(8,734)	(4,362)	4,372	50.1%	(9,195)
Gross Operating Income (EBITDA)	37,225	55,614	18,388	49.4%	117,242
Depreciation and Amortization	(25,525)	13,017	38,542	151.0%	27,442
Operating Income	11,701	68,631	56,930	486.6%	144,684
Figures may differ from those accounted under Brazilian GAAP.

Distribution

Ampla

Operating income amounted to Ch$128,332 million, representing an increase of Ch$14.215 million in the same period of the previous year. This increase is mainly due to a higher unit energy sale margin of 2.0% in local currency, an increase of 4.4% in physical sales to 7,627 GWh and a reduced charge for depreciation, amortization and impairment of Ch$14,037 million.

Energy losses declined by 1.3 p.p., from 21.1% to 19.8%. The number of customers of Ampla rose by 67 thousand to over 2.6 million.

Net effect of translating the financial statements from the Brazilian real to the Chilean peso in both periods produced a fall in Chilean pesos of 0.5% to September 2011 compared to the same period of 2010.

Table 22
Ampla	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%	9M 2011
Operating Revenues	766,439	829,718	63,279	8.3%	1,749,169
Procurement and Services	(490,011)	(555,716)	(65,704)	(13.4%)	(1,171,531)
Contribution Margin	276,428	274,003	(2,425)	(0.9%)	577,638
Other Costs	(100,823)	(98,219)	2,603	2.6%	(207,061)
Gross Operating Income (EBITDA)	175,606	175,783	178	0.1%	370,578
Depreciation and Amortization	(61,489)	(47,452)	14,037	22.8%	(100,036)
Operating Income	114,117	128,332	14,215	12.5%	270,542
Figures may differ from those accounted under Brazilian GAAP.

Table 22.1
Ampla	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%
Customers (Th)	2,554	2,621	67	2.6%
GWh Sold	7,309	7,627	318	4.4%
Clients/Employee	2,189	2,197	8	0.4%
Energy Losses %	21.1%	19.8%	(1.3) pp.

Coelce

Operating income decreased by 10.2%, or Ch$14.943 million, to Ch$131,619 million. This fall in operating income is due principally to the lower unit energy sale margin of 4.2% in local currency and a higher charge for depreciation, amortization and impairment of Ch$4,136 million. Physical sales rose by 0.2% to 6,566 GWh as of September 2011.

Energy losses increased to 12.0% as of September 2011. The number of customers in Coelce rose by 131 thousand, almost reaching a total of 3.2 million.

Net effect of translating the financial statements from the Brazilian real to the Chilean peso in both periods produced a fall in Chilean pesos of 0.5% to September 2011 compared to the same period of 2010.

Table 23
Coelce	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%	9M 2011
Operating Revenues	649,803	641,796	(8,007)	(1.2%)	1,353,002
Procurement and Services	(401,428)	(409,831)	(8,402)	(2.1%)	(863,984)
Contribution Margin	248,375	231,966	(16,410)	(6.6%)	489,018
Other Costs	(72,429)	(66,826)	5,603	7.7%	(140,878)
Gross Operating Income (EBITDA)	175,947	165,140	(10,807)	(6.1%)	348,139
Depreciation and Amortization	(29,385)	(33,521)	(4,136)	(14.1%)	(70,668)
Operating Income	146,562	131,619	(14,943)	(10.2%)	277,472
Figures may differ from those accounted under Brazilian GAAP.

Table 23.1
Coelce	9M 2010	9M 2011	Var 9M2010-9M2011	Chg%
Customers (Th)	3,059	3,190	131	4.3%
GWh Sold	6,555	6,566	10	0.2%
Clients/Employee	2,353	2,468	114	4.9%
Energy Losses %	11.9%	12.0%	0.04 pp.

Ownership of the Company as of September 30, 2011

Total Shareholders: 18,181

Conference Call Invitation

Endesa Chile is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Wednesday, October 26, 2011, 15:00 PM Eastern Time (16:00 PM Chilean Time). There will be a question and answer session following management's comments. Representing Endesa Chile will be Mr. Eduardo Escaffi, Chief Financial Officer and the Investor Relations Team.

To participate, please dial +1 (617) 213 4858 or +1 (888) 680 0892 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 64482817.

To access the phone replay, please dial +1 (617) 801 6888 or +1 (888) 286 8010 (toll free USA), Passcode ID: 52951136.

For this Conference Call you can access previously to the pre-registration site at

https://www.theconferencingservice.com/prereg/key.process?key=P4ABLAHCU and make your registration quicker. If not, please connect approximately 15 minutes prior to the scheduled start time. You can also access to the conference call replay through our Investor Relations website at http://www.endesa.cl.

Contact Information

For further information, please contact us:

Susana Rey

Investor Relations Director

susana.rey@endesa.cl

(56-2) 630 96 06

Catalina González Head of Investor Relations cbgs@endesa.cl (56-2) 630 9603	Juan Pablo Vicuña Investor Relations Associate jpvp@endesa.cl (56-2) 630 9585	Guillermo Berguecio Investor Relations Associate gabb@endesa.cl (56-2) 630 9506

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: October 27, 2011